FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUTHORIZED-CAPITAL PUBLICLY-HELD CORPORATION

Corporate Taxpayer’s Registry (CNPJ/MF) number 47.508.411/0001-56

Company Registration Number at the Commercial Registry (NIRE) 35.300.086.901

MANAGEMENT PROPOSAL

Dear Shareholders: the Management of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”) hereby proposes to the Special Shareholders Meeting which shall be held on November 9, 2010 the follows:

1.                   The ratification of the execution, by the Company, on July 1st, 2010, with Globex, Casa Bahia Comercial Ltda. (“Casa Bahia”), Filisur Participações S.A. (“Filisur”), Samuel Klein, Michael Klein and Eva Lea Klein, of the First Amendment of the Association Agreement entered into on December 4, 2009 (“Association”) (“First Amendment of the Association Agreement”).

1.1.              On July 1st, 2010, the Company , its subsidiary Globex, Casa Bahia, Filisur, Samuel Klein, Michael Klein and Eva Lea Klein celebrated the the First Amendment of the Association Agreement entered into on December 4, 2009, according to the Relevant Fact published on that date.

1.2.              In this amendment, the Parties reviewed some conditions regarding the Association, in special: (i) related to the integration of the businesses of Globex and Casa Bahia in the durable-goods retail business, including these business conducted by the Company in its Extra-Eletro, and (ii) related to the integration of the e-commerce durable-goods retail business, nowadays explored by Globex, the Company and Casa Bahia, as well as it was defined the steps to the implementation of the Association.

2.                   The authorization of the Company management to execute all of the agreements and acts deemed necessary to implement the Association, so as to fully comply with its object, including, but not limited to (i) Industrial Property License Agreement between the Company and Globex; (ii) Industrial Property License Agreement between the Company and Pontofrio.com; and (iii) Purchase Assistance Agreement between the Company and Globex and PF.com.

3.                   The approval of investments to be made by the Company in its subsidiaries, according to items 3.1 and 3.2 above.

3.1.              Investment by the Company in its subsidiary Gobex, conditioned to the approval of the shareholders of Globex, in the amount of up to R$ 755,519,802.42, through the issuance of new common shares which shall be emitted in the increase of the capital stock of Globex. The management of Globex will submit to the shareholders of the company in its General Meeting, which shall be held on November 9, 2010, proposal of the increase of the capital sock of Globex in the amount of R$ 755,519,802.42. If approved, the Company will subscribe the new common shares and pay in by credits or assets as follows: (i) R$ 89,826,000.00 upon the granting of the assets and liabilities related to the durable-goods retail business of Extra-Eletro stores, which have been assessed by specialized company; and (ii) R$ 665,693,802.42 being: R$ 290,143,405.59 upon the granting of Certificates of Deposit owned by the Company and R$ 375,550,396.83 by means of credits held by the Company against companies controlled by the Company, pursuant to the accounting assessment report prepared by specialized company.

3.2.              Increase the company capital of PF.com in the amount of R$ 24,820,324.11, if approved by the shareholders of PF.com, upon the granting of the assets and liabilities related to the e-commerce durable-goods retail business run by Extra.com, under the accounting assessment report prepared by specialized company.

The members of the Management of the Company attending the Shareholders Meeting will be entitled to render all the information deemed as convenient and necessary by the Shareholders for their decision making process. This is the proposal we have to present to which we expect the due approval.

São Paulo, October 22, 2010.

THE MANAGEMENT

Companhia Brasileira de Distribuição

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 25, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.